UNITED STATES SECURITIES AND EXCHANGE
COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of December 2025

Commission File Number: 001-42040

SCHMID Group N.V.

(Registrant's name)

Robert-Bosch-Str. 32-36,

72250

Freudenstadt, Germany

Tel: +49 7441 538 0

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F: Form 20-F ☒ Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Half-Year Financial Statements for the Six Month Period Ended June 30, 2025 and updated Full-Year Guidance

On December 17, 2025, SCHMID Group N.V. (the "Company") issued a press release entitled "SCHMID Group N.V. reports H1 2025 Financial Results and Guidance Update" (the "HY Financials Press Release") in which the Company reported its financial and operational results for the six month periods ended June 30, 2025, a copy of which is furnished as Exhibit 99.2 hereto.

The Company previously published a forecast for the full year 2025 financial results in a press release dated November 17, 2025 furnished on Form 6-K with the Securities and Exchange Commission which estimated that sales would be within a range of €72 million to €77 million for the full financial year of 2025 and unadjusted EBITDA will be approximately 15% of sales.

Due to delays in receiving contractual advance payments and the resulting project postponements, sales for 2025 will be at the lower end of the estimated range. Even at the lower end of the sales range, we can reconfirm our EBITDA margin projection of approximately 15%.

Company announces appointment of new Chief Financial Officer, Arthur Schuetz, joining as of January 1, 2026

On December 16, 2025 the Company's board of directors appointed Arthur Schuetz as incoming Chief Financial Officer ("CFO") of SCHMID Group N.V. Julia Natterer, current CFO of the Company, will hand over to Mr. Schuetz effective January 1, 2026, to concentrate on the operative business and remain chief financial officer of Gebr. Schmid GmbH. Arthur Schuetz has more than 20 years of investment banking experience in Europe and Asia, in particular leading equity and debt capital fundraisings, including into US markets. His experience also extends into complex cross-border M&A transactions. Mr. Schuetz is expected to bring significant strategic insight and capital markets experience to the Company.

Two-Tranche Loan Facility Agreement signed with Black Forest Special Situations I for up to €10,000,000

As part of the realignment of the Company's financial structure, the Company, as borrower, and Black Forest Special Situations I, a Cayman Islands incorporated vehicle (the "Lender"), signed an agreed upon secured two-tranche term loan facility on December 16, 2025 (the "Term Loan Facility"), with a total commitment value of up to €10,000,000.

The Lender is backed by a consortium that includes the Company’s Chairman of the Board, Sir Ralf Speth, members of the Board of Directors of the Company, its newly appointed CFO Arthur Schuetz, and third-party investment and advisory professionals. The first tranche consists of €2,500,000, which will be paid out on December 18, 2025. The second tranche of up to €7,500,000 is set to be drawn down early in 2026.

The Lender in the Term Loan Facility has a conversion right which is exercisable at a share price of US$2.15 into shares of the Company between six months after the draw down of the first tranche and the date of the Term Loan Facility's maturity which is 15 months after the first tranche draw down. The first and second tranches may be converted independently of one another. The Term Loan Facility has a 15% p.a. interest rate with interest payable at maturity, unless the conversion right is exercised and interest is also converted into shares of the Company.

Further, the Term Loan Facility includes security by the Company's majority shareholders, Christian Schmid and Anette Schmid who pledged personal assets for each tranche as security. The Company and the Company's 100% German subsidiary Gebr. Schmid GmbH are both guarantors under the Term Loan Facility.

The Term Loan Facility is attached to this Form 6-K as Exhibit 10.1.

The Company expects to complete its 2024 financial statement and publish its annual report for that year on Form 20-F ("FY 2024 Form 20-F ") following receipt of payment of both tranches. The Company currently expects to file its FY 2024 Form 20-F in February 2026.

Company announces conclusion of Loan amounting to €200,000

As a further component of the realignment of the Company received a cash injection of €200,000 from a related party of the Schmid family on December 15 2025. The agreed interest rate is market standard and the loan has a maturity of 15 months. The €200,000 were injected into the Company alongside the Company's conclusion of the Term Loan Facility described above.

Press Releases Furnished as Exhibits

On December 17, 2025, the Company issued two press releases (a) announcing the appointment of new Company CFO and signing of term loan facility, which is furnished herewith as Exhibit 99.1, and (b) announcing unaudited half year 2025 financial results and guidance, which is furnished herewith as Exhibit 99.2.

The information furnished in this Form 6-K, including the information contained in Exhibit 10.1, Exhibit 99.1, and Exhibit 99.2 shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by a specific reference in such filing.

Caution Regarding Forward-Looking Statements

This report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are based upon current expectations or beliefs, as well as assumptions about future events. Forward-looking statements include all statements that are not historical facts and can generally be identified by terms such as “could,” “estimate,” “expect,” “intend,” “may,” “plan,” “potentially,” or “will” or similar expressions and the negatives of those terms. These statements include, but are not limited to, statements relating to the Company’s plan to regain compliance with Nasdaq’s rules, the Company’s plans and expectations about the completion and filing of the FY 2024 Form 20-F, and the timing thereof, planned financing transactions of the Company, and the Company's future financial performance. Actual results could differ materially from those expressed in or implied by the forward-looking statements due to a number of risks and uncertainties, including but not limited to, the timing of the Company’s submission of a plan to regain compliance, Nasdaq’s acceptance of the plan, the duration of any extension that may be granted by Nasdaq, the potential inability to meet Nasdaq’s requirements, the Company’s preparation of the FY 2024 Form 20-F, the possibility of additional delays in the filing of the FY 2024 Form 20-F, unexpected delays in securing financing or changes to financing agreements and the other risks and uncertainties described in the Company’s SEC reports and under the heading “Risk Factors” in its most recent annual report on Form 20-F which are available at www.sec.gov. These forward-looking statements speak only as of the date of this report. Except as required by law, the Company does not undertake any obligation to update or revise its forward-looking statements to reflect events or circumstances after the date of this report.

The following exhibit is furnished herewith

Exhibit Number

10.1	Term Loan Facility Agreement dated December 16, 2025
99.1	Press release dated December 17, 2025 announcing the appointment of new Company CFO and signing of term loan facility.
99.2	Press release dated December 17, 2025 announcing unaudited half year 2025 financial results and guidance.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: December 17, 2025	SCHMID Group N.V.

	By:	/s/ Julia Natterer
	Name:	Julia Natterer
	Title:	Chief Financial Officer